Amendment No. 2 to
                                                            SEC File No. 70-9329


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                      METROPOLITAN EDISON COMPANY (Met-Ed)
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
               (Name of company filing this statement and address
                         of principal executive office)



                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

Terrance G. Howson,                           Douglas E. Davidson, Esq.
Vice President and Treasurer                  Berlack, Israels & Liberman LLP
Mary A. Nalewako, Secretary                   120 West 45th Street
Michael J. Connolly,                          New York, New York 10036
Assistant General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary                   W. Edwin Ogden, Esq.
Metropolitan Edison Company                   Ryan, Russell, Ogden &
2800 Pottsville Pike                          Seltzer LLP
Reading, Pennsylvania  19605                  1100 Berkshire Boulevard
                                              Reading, Pennsylvania   19610-1221



                   (Names and addresses of agents for service)


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                  Met-Ed hereby amends its Application on Form U-1,
 docketed in SEC File No. 70-9329, as follows:

                  1. By amending Item 3 thereof to read in its entirety as follows:

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

                  A. The acquisition by Met-Ed of the common stock of Investment Sub, and the acquisition by Investment Sub of the general partnership interests of Met-Ed Capital II, L.P., are subject to Sections 9(a) and 10 of the Act.

                  B. Met-Ed believes that the issuance of its Subordinated Debentures and its Guaranties to Met-Ed Capital II, L.P. will be exempt from the declaration requirements of the Act by virtue of Rules 45(b)(1) and 52(b) thereunder.

                                    SIGNATURE
                                    ---------


         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                              METROPOLITAN EDISON COMPANY


                                              By: ______________________________
                                                  T. G. Howson,
                                                  Vice President and Treasurer

Dated:       December 17, 1998